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                             SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, DC 20549


                                                        SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                                            (Amendment No. 1 )

                                            Mosaix Inc.
                                                (Name of Issuer)
                                                         Common Stock
                                           (Title of Class of Securities)

                                                619454101
                                                (CUSIP Number)

                       Charles A. Nalbone, Bear, Stearns & Co. Inc.
                        115 South Jefferson Road, Whippany, NJ 07981
                                                   (973) 793-2202
                        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                        July 20, 1999
                (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

        Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  619454101

                                                        13D


        NAME OF REPORTING PERSON
        S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
        IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                              (a) [  ]
                                                              (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
        WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d)(e):
                                                                  [ ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware

                                7       SOLE VOTING POWER:

                                                0

                                8       SHARED VOTING POWER:

                                                0

                                9       SOLE DISPOSITIVE POWER:

                                                0

                                10      SHARED DISPOSITIVE POWER:

                                                0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*:
                                                                  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                         0

14      TYPE OF REPORTING PERSON*:
               BD

                                        See Instructions Before Filling Out!





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                                        Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Mosaix Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

         Not applicable.


Item 5:  Interest in Securities of the Issuer (as of 07/20/99)

        (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

        (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

        (c) Since the date of its initial filing on Schedule 13D, Bear Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

        (d)     Not Applicable.

        (e) On July 20, 1999, Bear Stearns exchanged 533,620 shares of Mosaix Inc. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer since the date of its original filing.



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Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: July 21, 1999                            BEAR, STEARNS & CO. INC.


                                                By:    /s/
                                                Barry Cohen
                                                Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                             Mosaix Inc.


                      Trades from 04/29/99 through 07/20/99


                          (Various Firm Accounts)

                              ***** 07/20 *****
      1,500- MOSAIX INC                      XCH OA              .00
                              ***** 07/16 *****
    488,155- MOSAIX INC                      XCH OA              .00
                              ***** 07/15 *****
      1,200  MOSAIX INC                     14.4775        17,373.00
        300  MOSAIX INC                     14.0833         4,224.99
                              ***** 07/12 *****
     30,000  MOSAIX INC                     13.7850       413,550.00
     13,000  MOSAIX INC                     14 1/16       182,812.50
      1,200  MOSAIX INC                     13.9150        16,698.00
      1,200- MOSAIX INC                     14 1/8         16,949.43-
                              ***** 07/06 *****
     13,700  MOSAIX INC                     13 9/16       185,806.25
                              ***** 06/30 *****
     17,050  MOSAIX INC                     12 15/16      220,584.38
     17,050- MOSAIX INC                     12 15/16      220,577.02-
                              ***** 06/29 *****
      2,400  MOSAIX INC                     12.4860        29,966.40
      5,000  MOSAIX INC                     12 1/2         62,500.00
      1,000- MOSAIX INC                     12 5/8         12,624.57-
                              ***** 06/25 *****
      1,000  MOSAIX INC                     11.9017        11,901.70
        600  MOSAIX INC                     12.3600         7,416.00
                              ***** 06/22 *****
        300  MOSAIX INC                     12 1/16         3,618.75
        385  MOSAIX INC                     12 1/8          4,668.13
                              ***** 06/21 *****
      4,000  MOSAIX INC                     11 15/16       47,750.00
        550  MOSAIX INC                     11.9225         6,557.38
      1,000- MOSAIX INC                     12 3/16        12,187.09-
                              ***** 06/15 *****
        800  MOSAIX INC                     11              8,800.00
                              ***** 06/09 *****
        800  MOSAIX INC                     11 3/16         8,950.00
                              ***** 06/07 *****
     10,000  MOSAIX INC                     11 5/8        116,250.00
     10,000- MOSAIX INC                     11 11/16      116,871.10-
                              ***** 06/04 *****
     20,000  MOSAIX INC                     11 5/16       226,250.00
     25,000  MOSAIX INC                     11 5/16       282,812.50
        600  MOSAIX INC                     11.4167         6,850.02
     45,000- MOSAIX INC                     11.3750       511,857.93-
                              ***** 06/02 *****
      5,000  MOSAIX INC                     10 9/16        52,812.50
      7,500  MOSAIX INC                     10 1/2         78,750.00
     14,900  MOSAIX INC                     10 5/8        158,312.50
      2,000  MOSAIX INC                     10.1900        20,380.00
      5,200- MOSAIX INC                     10 9/16        54,923.16-
      7,500- MOSAIX INC                     10.5400        79,047.36-
     15,000- MOSAIX INC                     10.6600       159,894.67-
                             ***** 06/01 *****
        100  MOSAIX INC                     10 7/16         1,043.75
        600  MOSAIX INC                     10 7/16         6,262.50
      1,000  MOSAIX INC                     10 1/2         10,500.00
      3,300  MOSAIX INC                     10 1/2         34,650.00
      5,000- MOSAIX INC                     10.4900        52,448.25-
                             ***** 05/28 *****
        200  MOSAIX INC                     10 1/2          2,100.00
      1,000  MOSAIX INC                     10 1/2         10,500.00
      9,000  MOSAIX INC                     10 1/2         94,500.00
      9,800  MOSAIX INC                     10 1/2        102,900.00
     10,000- MOSAIX INC                     10.5000       104,996.50-
                             ***** 05/24 *****
        200- MOSAIX INC                     10 5/8          2,124.92-
        300- MOSAIX INC                     10 11/16        3,206.14-
        700- MOSAIX INC                     10 11/16        7,481.00-
      2,000- MOSAIX INC                     10 11/16       21,374.28-
      2,600- MOSAIX INC                     10 9/16        27,461.58-
                             ***** 05/20 *****
      5,100  MOSAIX INC                     10 15/16       55,781.25
                             ***** 05/19 *****
        200  MOSAIX INC                     10 15/16        2,187.50
        300  MOSAIX INC                     10 15/16        3,281.25
      1,000  MOSAIX INC                     10 15/16       10,937.50
      1,000  MOSAIX INC                     11             11,000.00
        500- MOSAIX INC                     11              5,499.81-
      2,000- MOSAIX INC                     11             21,999.26-
      5,000- MOSAIX INC                     11             54,998.16-
                            ***** 05/14 *****
      1,000  MOSAIX INC                     10 3/4         10,750.00
      1,000- MOSAIX INC                     10 3/4         10,749.64-
                            ***** 05/13 *****
      1,000  MOSAIX INC                     11 5/16        11,312.50
      2,000  MOSAIX INC                     11 5/16        22,625.00
      3,000- MOSAIX INC                     11 5/16        33,936.36-
                            ***** 05/11 *****
        100  MOSAIX INC                     10 7/8          1,087.50
        400  MOSAIX INC                     10 7/8          4,350.00
                            ***** 05/10 *****
      1,000  MOSAIX INC                     10 5/8         10,625.00
      2,300  MOSAIX INC                     10 3/4         24,725.00
      2,500  MOSAIX INC                     10 3/4         26,875.00
      4,000  MOSAIX INC                     10 5/8         42,500.00
     10,000- MOSAIX INC                     10.7300       107,296.42-
                            ***** 05/05 *****
       200  MOSAIX INC                     10 5/16         2,062.50
                            ***** 05/04 *****
     2,400  MOSAIX INC                     10 9/16        25,350.00
     3,000- MOSAIX INC                     10 5/8         31,873.93-

                         (Various Discretionary Accounts)
                     ***** 07/16 *****
      7,286- MOSAIX INC                      XCH OA              .00
      1,000- MOSAIX INC                      XCH OA              .00
     13,033- MOSAIX INC                      XCH OA              .00
      1,000- MOSAIX INC                      XCH OA              .00
      7,781- MOSAIX INC                      XCH OA              .00
     22,343- MOSAIX INC                      XCH OA              .00
     58,359- MOSAIX INC                      XCH OA              .00